SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
A listed company
CNPJ/MF n. 02.558.115/0001 -21
NIRE 4130001760-3

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON JULY 12, 2005

Date and Time: July 12, 2005, at 03:00 p.m.

Venue: Avenida das Américas, 3434, Bloco 01, Barra da Tijuca, Rio de Janeiro (RJ).

Present: Messrs. Mario Cesar Pereira de Araujo, Isaac Selim Sutton and Franco Bertone –Directors. Also present the Chief Executive Officer, Mr. Alvaro Pereira de Moraes Filho.

Chair: The meeting was called to order by the Chairman, Mr. Mario Cesar Pereira de Araujo, Chairman of the Board, who invited Mr. Mauro Guizeline to be the Secretary of the meeting.

Order of Business: (1) Election of the new Executive Officers; (2) Determination of the scope of authority of the Board of Executive Officers, as provided in and for the purposes of Art. 30, Paragraph One of the Articles of Organization; (3) Proposed transfer of the main office of the Company to the city and state of Rio de Janeiro and appreciation of related actions; and (4) Any other business.

Resolutions: After examining the documents concerning the matters in the Order of Business and discussing them, the Directors: (1) resolved by majority vote, Director Isaac Selim Sutton having cast a contrary vote, accepted by the Chair and filed in the Company main office, to elect (a) Mr. Alexandre Ratacheski, a Brazilian citizen, single, business manager, ID 5.003.886 -6, Individual Taxpayer ID CPF/MF 873.386.709 -78, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida das Américas, 3434, Bloco 1, Barra da Tijuca, for the position of Supply Officer, (b) Mr. Orlando Lopes Júnior, a Brazilian citizen, married, lawyer, ID 6.908.114 (SSP/SP), Individual Taxpayer ID CPF/MF 858.808.338 -87, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida das Américas, 3434, Bloco 1, Barra da Tijuca, for the position of Human Resources Officer, (c) Mr. Fabiano Gallo, a Brazilian citizen, married, lawyer, ID 26.256.896 -2 (SSP/SP), Individual Taxpayer ID CPF/MF 255.253.488 -02, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida das Américas, 3434, Bloco 1, Barra da Tijuca, for the position of Legal Officer, (d) Mr. Rogério Embiriçu Lyra, a Brazilian citizen, married, engineer, ID 1.512.586 (SSP/PE), Individual Taxpayer ID CPF/MF 197.056.464 -49, resident and domiciled in the city of Jaboatão dos Guararapes, State of Pernambuco, with business address at Avenida Ayrton Senna da Silva, 1633, for the position of Northeastern Operations Officer, (e) and Mr. José Luiz Marino Liberato, a Brazilian citizen, married, engineer, ID 4.892.379 (SSP/SP), Individual Taxpayer ID CPF/MF 939.658.348/00, resident and domiciled in the city of Curitiba, State of Paraná, with business address at Rua Comendador Araújo, 299, for the position of Southern Operations Officer, and (f) Mr. Álvaro Pereira de Moraes Filho, a Brazilian citizen, married, electronic engineer, ID 2.053.297 -1 (SSP/PR), Individual Taxpayer ID CPF/MF 463.020.088 -82, resident and domiciled in the city of Curitiba, State of Paraná, with business address at Rua Comendador Araújo, 299, for the position of Commercial Officer, who shall hold simultaneously the position of Chief Executive Officer. In view of the election of the Executive Officers under item (1) of the Order of Business, the Board of Executive Officers of the Company now is composed of the following people: I – Chief Executive Officer, Mr. Álvaro Pereira de Moraes Filho; II – Chief Financial Officer and Investor Relations Officer, Mr. Paulo Roberto Cruz Cozza; III – Commercial Officer, Mr. Álvaro Pereira de Moraes Filho; IV – Supply Officer, Mr. Alexandre Ratacheski; V – Human Resources Officer, Mr. Orlando Lopes Júnior; VI – Legal Officer, Mr. Fabiano Gallo; VII – Southern Operations Officer, Mr. José Luiz Marino Liberato; and VIII – Northeastern Operations Officer, Mr. Rogério Embiriçu Lyra. It was also determined that the terms of office of the Executive Officers elected by this meeting of the Board of Directors shall extend until the first meeting of the Board of Directors held after the Annual Shareholders’ Meeting to be held in 2008. Director Isaac Selim Sutton requested the presentation of the proposed individual remuneration of the elected Executive Officers be made in due time, pursuant to the Articles of Organization; (2) by virtue of the foregoing resolution, the Directors resolved to determine and consolidate the scope of authority of the Executive Officers as provided in and for the purposes of Paragraph One of Art. 30 of the Articles of Organization; for that the Directors resolved, by majority vote, Director Isaac Selim Sutton having cast a contrary vote, accepted by the Chair and filed in the Company main office, that the Executive Officers, within their respective areas and always in compliance with the provision of the Articles of Organization, shall have the authority to, individually, carry out acts and sign documents on behalf of the Company as follows: (a) Chief Financial Officer: (i) for financial and treasury operations (including lending and borrowing, authorizing and making payments, transfers, investment and redemption of amounts, assignment and discount of securities) up to a maximum amount of R$ 30.000.000,00 (thirty million reals) per operation or series of related operations, and (ii) for all other operations, up to a maximum amount of R$ 3.000.000,00 (three million reals) per operation or series of related operations; (b) Supply Officer: up to a maximum of R$ 3.000.000,00 (three million reals) per operation or series of related operations; (c) Commercial Officer: up to a maximum amount of R$ 2.500.000,00 (two million five hundred thousand reals) per operation or series of related operations; (d) Human Resources Officer: up to a maximum amount of R$ 1.000.000,00 (um million reals) per operation or series of related operations; (e) Legal Officer: up to a maximum amount of R$ 100.000,00 (one hundred thousand reals) per operation or series of related operations; (f) Northeastern Operations Officer: up to a maximum amount of R$ 2.000.000,00 (two million reals) per operation or series of related operations; and (g) Southern Operations Officer: up to a maximum amount of R$ 2.000.000,00 (two million reals) per operation or series of related operations. It was also resolved that the Executive Officers shall have authority to grant powers of attorney on behalf of the Company up to their respective scopes of authority set forth above. Pursuant to the head paragraph of Article 30 of the Articles of Organization, the Chief Executive Officer shall have full individual authority to practice any and every act and sign any and every document on behalf of the Company, respecting the limits set forth by law and the matters belonging to the Board of Directors or the Shareholders’ Meeting according to the Articles of Organization . (3) adopted, by unanimous vote, Director Isaac Selim Sutton having submitted a written vote on the business, accepted by the Chairman and filed in the Company main office: (a) the motion, to be submitted to the Shareholders’ Meeting to transfer the main office of the Company to the city of Rio de Janeiro, State of Rio de Janeiro, Avenida das Américas, 3.434, Bloco 1, 7º andar – Parte, with the consequent amendment of Art. 3º of the Articles of Organization; (b) the extinction of the branch existing in the facilities to where the main office will be transferred; such adoption is conditioned on the shareholders resolution adopting the move of the main office to the city of Rio de Janeiro, which is due to take place within sixty (60) days of this meeting. Once the move of the main office is approved, the Board of Executive officers is hereby authorized to take all the measures required for the implementation of said move, as well as for the extinction of the branch currently existing at said address; (c) in view of the possible move of the main office, the Directors adopted the motion, to be submitted to the Shareholders’ Meeting, for the statutory publications of the Company to be published from then on in the following wide circulation newspaper issued in Rio de Janeiro: “Jornal do Brasil”; and (d) considering the move of the corporate main office mentioned in the foregoing items hereof, the submission to the Shareholders’ Meeting of the proposed new wording of Article 3 of the Articles of Organization, to wit: “Art. 3 - The registered office and domicile of the Company is in the city and State of Rio de Janeiro, at Avenida das Américas, 3.434, Bloco 1, 7º andar – Parte; upon resolution of its Board of Directors, the Company may open and close branches and offices anywhere in Brazil or abroad.”. Proceeding to item (4) of the Order of Business, (a) a presentation was made to the Directors concerning certain questions asked by Director Isaac Selim Sutton in a letter to the Company dated June 28, 2005, on the following issues: (i) follow up of the corporate budget for 2005. Director Isaac Selim Sutton reiterated his request to the Board of Executive Officers for more details on the capital budget (capex 2005); (ii) explanations of the execution of the structure and cost sharing agreements between the Company, its subsidiaries and other companies integrating the Tim Group, as well as the measures to be adopted by the Board of Executive Officers for their implementation; (iii) explanations of the long distance services provided by Tim Celular S.A.. Concerning this item, a request was made to the Board of Executive Officers to examine the formalities to be adopted for the services mentioned herein; (b) a new meeting of the Board of Directors was called for July 20, 2005, at 12:00 noon, which the directors acknowledged and waived a new call; the respective Order of Business was set forth and submitted to the directors, namely the appreciation, discussion and approval of: (i) the Financial Statements as of June 30, 2005; (ii) the cancellation of the shares redeemed under the merger of Tim Nordeste Telecomunicações S.A. and Tim Sul S.A. into Tim Participações; and (iii) any other business. The Directors received on this date a copy of our Financial Statements as of June 30, 2005, as well as the amount and number of shares redeemed under the merger of Tim Nordeste Telecomunicações S.A. and Tim Sul S.A. into Tim Participações.

Closing: There being no other business, the meeting was adjourned and these minutes were prepared as a summary and confirmed by all Directors present.

Rio de Janeiro (RJ), July 12, 2005.

Mario Cesar Pereira de Araujo

Franco Bertone

Isaac Selim Sutton

Mauro Guizeline
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 14, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer